Exhibit 10.1

CONTACTS

Chief Financial Officer Radware Ltd.
Meir Moshe
+ 972-3-766-8610

Corporate Relations
Joyce Anne Shulman
+1 201 785 3209
joyceannes@radware.com

For Immediate Release

Radware Ltd Announces 3Q10 Results

* Record quarterly revenues of $36.8 million
* Record Non-GAAP operating income of $5.1 million
* Record Non-GAAP EPS of $0.26

TEL AVIV, ISRAEL.; October 27, 2010 — Radware (NASDAQ: RDWR), a leading provider of integrated application delivery solutions for business-smart networking, today reported record quarterly revenues of $36.8 million for the third quarter of 2010. This represents an increase of 25.8% compared with revenues of $29.2 million for the third quarter of 2009, and an increase of 4.4% compared with revenues of $35.2 million in the second quarter of 2010.

Net income on a GAAP basis for the third quarter of 2010 was $3.7 million or $0.17 per diluted share, compared with a net income of $0.2 million or $0.01 per diluted share for the third quarter of 2009.

Net income on a Non-GAAP basis for the third quarter of 2010 was $5.6 million or $0.26 per diluted share, compared with a net income of $2.1 million or $0.11 per diluted share in the third quarter of 2009.

At the end of the third quarter of 2010, the company’s overall cash position including cash, short-term and long-term bank deposits and marketable securities amounted to $172.2 million, representing an increase in the company's cash position of approximately $23 million in the third quarter or $52 million in the last 12 months.

“We are pleased with the continued upward progression that we are seeing - supported by yet another record quarter in revenues in addition to record operating income, EPS and cash balance,” stated Roy Zisapel, CEO Radware. “We are very excited by the prospects of our new products designed specifically for data center consolidation and virtualization and believe they provide us with a stronger competitive imprint in the industry. This year is proving to be a very significant year for Radware solidifying our position as a key influencer in the application delivery and network security markets."

During the quarter ended September 30, 2010, Radware released the following significant announcements:

•	Radware Introduces its Virtual Application Delivery Infrastructure Strategy
•	South African Service Provider, Internet Solutions, Leverages Radware’s AppDirector to Supply the ISP Market with Superior Application Delivery Performance
•	Alteon Reseller Kapsch CarrierCom AG Signs with Radware
•	Radware’s New AppDirector 2.30: Unleashing the Industry’s Leading Security-Integrated ADC Solution
•	Radware Achieves Oracle Validated Integration with Oracle’s PeopleSoft Enterprise 9.1
•	Radware helps 2xmoinscher.com to Ensure Business Continuity and PCI Compliance for their Visitors with an Unmatched Quality of Experience
•	Radware’s Award-Winning AppDirector® Solution Achieves Oracle Validated Integration with Oracle® E-Business Suite (EBS) 12.1
•	Radware Addresses Securing Network Assets when Exposed to the Mobile Internet
•	Radware’s AppDirector Achieves IPv6 Ready Logo
•	Radware Earns 2010 TMC Labs Innovation Award
•	Radware’s vAdapter Achieves VMware Ready™ Status
•	Radware’s AppDirector Achieves Oracle Validated Integration with Oracle’s Siebel Customer Relationship Management 8.1
•	Radware Wins Three Communications Solutions 2009 Product of the Year Awards

Company management will host a quarterly investor conference call at 8:45 AM ET on Wednesday, October 27, 2010. The call will focus on financial results for the quarter ending September 30, 2010, and certain other matters related to the company’s business.

Please use the following dial-in numbers to participate in the third quarter 2010 call:

Participants in the US call: Toll Free 1 877 392 9880
International participants call: +1 760 666 3769

The conference call will be webcast on Wednesday October 27, 2010 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

About Radware
Radware (NASDAQ:RDWR), a global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute®, Radware’s comprehensive and award-winning suite of application delivery and network security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets , acquisition-related expenses and exchange rate differences, net on balance sheet items included in finance income . Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2009	September 30, 2010
		(Unaudited)
Current assets
Cash and cash equivalents	19,843	23,544
Available-for-sale marketable securities	29,117	29,204
Short term bank deposits	10,130	27,720
Trade receivables, net	16,603	13,431
Other receivables and prepaid expenses	2,934	3,298
Inventories	9,792	10,175
	88,419	107,372
Long-term investments
Available-for-sale marketable securities	42,021	66,779
Long-term bank deposits	25,000	25,000
Severance pay funds	2,514	2,659
	69,535	94,438

Property and equipment, net	11,220	10,612

Other assets
Intangible assets, net	14,794	13,086
Other long-term assets	467	565
Goodwill	24,465	24,465
	39,726	38,116

Total assets	208,900	250,538

Current liabilities
Trade payables	5,699	5,503
Deferred revenues, other payables and accrued expenses	33,147	45,082
	38,846	50,585

Long-term liabilities	20,581	21,076

Shareholders’ equity
Share capital	465	501
Additional paid-in capital	191,941	215,102
Accumulated other comprehensive income	935	1,432
Treasury stock, at cost	(18,036)	(18,036)
Accumulated deficit	(25,832)	(20,122)
Total shareholders’ equity	149,473	178,877

Total liabilities and shareholders' equity	208,900	250,538

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2009	2010	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	29,212	36,763	76,786	105,065
Cost of revenues	5,999	7,448	15,767	21,236
Gross profit	23,213	29,315	61,019	83,829
Operating expenses:
Research and development	6,705	8,240	19,329	23,380
Selling and marketing	14,327	15,934	40,823	47,662
General and administrative	2,506	2,526	9,378	7,656
Total operating expenses	23,538	26,700	69,530	78,698
Operating income (loss)	(325)	2,615	(8,511)	5,131
Financial income, net	682	1,294	1,481	1,202
Income (loss) before income taxes	357	3,909	(7,030)	6,333
Income taxes	(206)	(191)	(593)	(623)
Net Income (loss)	151	3,718	(7,623)	5,710

Basic net income (loss) per share	$0.01	$0.19	$(0.40)	$0.30

Weighted average number of shares used to compute basic net income (loss) per share	18,860,021	19,711,311	18,878,697	19,286,258

Diluted net income (loss) per share	$0.01	$0.17	$(0.40)	$0.27

Weighted average number of shares used to compute diluted net income (loss) per share	19,036,249	21,921,819	18,878,697	21,146,646

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended September 30,		For the nine months ended September 30,
	2009	2010	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP net Income (loss)	151	3,718	(7,623)	5,710
Stock-based compensation expenses, included in:
Cost of revenues	13	18	55	47
Research and development	176	365	791	943
Selling and marketing	314	711	1,323	1,766
General and administrative	579	470	1,591	1,380
	1,082	1,564	3,760	4,136
Amortization of intangible assets included in:
Cost of revenues	427	439	948	1,217
Selling and marketing	630	531	1,299	1,753
	1,057	970	2,247	2,970

Acquisition related expenses	-	-	2,485	-

Exchange rate differences, net on balance sheet items included in finance income	(223)	(616)	116	709

Non-GAAP net income	2,067	5,636	985	13,525

Non-GAAP diluted net income per share	$0.11	$0.26	$0.05	$0.64

Weighted average number of shares used to compute Non-GAAP diluted net income per share	19,036,249	21,921,819	18,963,382	21,146,646